Exhibit 99.1

Luckin Coffee Announces First Quarter 2026 Financial Results and Share Repurchase Program

First Quarter Net Revenues Increased by 35.3% Year-over-Year to RMB12.0 billion

First Quarter Average Monthly Transacting Customers Increased by 25.3% Year-over-Year to 93.1 million

2,548 Net New Store Openings; Ended Quarter with 33,596 Stores

BEIJING, April 29, 2026 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended March 31, 2026.

FIRST QUARTER 2026 HIGHLIGHTS1

●	Total net revenues were RMB11,995.5 million (US$1,735.6 million), representing a 35.3% year-over-year increase.

●	Net new store openings were 2,548, comprising 2,531 stores in China (including in Hong Kong), one store in Singapore, 13 stores in Malaysia and 3 stores in U.S. Total number of stores increased to 33,596 at the first quarter end, comprising 21,807 self-operated stores and 11,789 partnership stores, which represented a store unit growth of 8.2% from the total store count as of the end of fourth quarter of 2025.

●	Average monthly transacting customers were 93.1 million, representing a 25.3% year-over-year increase.

●	Revenues from self-operated stores were RMB8,592.1 million (US$1,243.1 million), representing a 32.6% year-over-year increase.

●	Same-store sales growth for self-operated stores was negative 0.1%, compared to 9.2% in the same quarter of 2025.

●	Store-level operating profit – self-operated stores was RMB1,169.4 million (US$169.2 million), representing a 5.9% year-over-year increase. Store level operating margin was 13.6%, compared to 17.0% in the same quarter of 2025.

●	Revenues from partnership stores were RMB3,015.3 million (US$436.3 million), representing a 44.9% year-over-year increase.

●	GAAP operating income was RMB715.9 million (US$103.6 million), compared to RMB735.2 million in the same quarter of 2025. GAAP operating margin was 6.0%, compared to 8.3% in the same quarter of 2025. Non-GAAP operating income, which adjusts for share-based compensation expenses, was RMB898.0 million (US$129.9 million), representing a 4.1% year-over-year increase. Non-GAAP operating margin was 7.5%, compared to 9.7% in the same quarter of 2025.

Dr. Jinyi Guo, Co-founder and CEO of Luckin Coffee, said, “We delivered a solid start to 2026, supported by disciplined execution of our high-quality, scaled growth strategy. Amid an evolving competitive landscape, we leveraged our end-to-end digital capabilities to expand our store network, grow our customer base, drive consumption, and strengthen our supply chain. We believe our system-wide competitive advantages position us well to navigate near-term volatility and deliver sustained growth and profitability over the long term. Grounded in our solid fundamentals and strong confidence in our strategy and long-term prospects, we are pleased to announce our first share repurchase program of up to US$300 million over a one-year period, reaffirming our commitment to enhancing shareholder returns and creating long-term value.”

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

FIRST QUARTER 2026 FINANCIAL RESULTS

Total net revenues were RMB11,995.5 million (US$1,735.6 million), representing an increase of 35.3% from RMB8,865.4 million in the same quarter of 2025. Net revenue growth was primarily driven by a 35.8% year-over-year increase in GMV, which reached RMB14.1 billion, as a result of an increase in the number of products sold resulting from growth in (i) the number of stores in operation as well as (ii) monthly transacting customers.

●	Revenues from product sales were RMB8,980.2 million (US$1,299.3 million), representing an increase of 32.4% from RMB6,784.6 million in the same quarter of 2025.

●	Net revenues from freshly brewed drinks increased to RMB8,256.9 million (US$1,194.6 million) from RMB6,162.7 million in the same quarter of 2025. This revenue stream accounted for 68.8% of total net revenues, compared to 69.5% in the same quarter of 2025.

●	Net revenues from other products increased to RMB566.1 million (US$81.9 million) from RMB476.8 million in the same quarter of 2025. This revenue stream accounted for 4.7% of total net revenues, compared to 5.4% in the same quarter of 2025.

●	Net revenues from others increased to RMB157.2 million (US$22.7 million) from RMB145.1 million in the same quarter of 2025. This revenue stream accounted for 1.4% of total net revenues, compared to 1.6% in the same quarter of 2025.

●

Revenues from partnership stores were RMB3,015.3 million (US$436.3 million), representing an increase of 44.9% from RMB2,080.8 million in the same quarter of 2025. This revenue stream accounted for 25.1% of total net revenues, compared to 23.5% in the same quarter of 2025. Revenues from partnership stores included sales of materials of RMB1,978.7 million (US$286.3 million), profit sharing and royalty fee of RMB371.5 million (US$53.8 million), delivery service fees of RMB453.3 million (US$65.6 million), sales of equipment of RMB188.0 million (US$27.2 million), and franchise and other service fees of RMB23.7 million (US$3.4 million).

Total operating expenses were RMB11,279.6 million (US$1,632.0 million), representing an increase of 38.7% from RMB8,130.2 million in the same quarter of 2025. The increase primarily resulted from the Company’s business expansion. Meanwhile, operating expenses as a percentage of total net revenues was 94.0%, compared to 91.7% in the same quarter of 2025. The ratio change was primarily attributable to rising delivery expenses as a percentage of total net revenues due to the increase in delivery orders.

●	Cost of materials were RMB4,853.9 million (US$702.3 million), representing an increase of 35.8% from RMB3,575.0 million in the same quarter of 2025. The increase was mainly due to increases in (i) the number of products sold and (ii) sales of materials to partnership stores.

●

Store rental and other operating costs were RMB3,060.9 million (US$442.9 million), representing an increase of 31.4% from RMB2,329.1 million in the same quarter of 2025. The increase mainly resulted from the increased number of stores and items sold which led to year-over-year increases in (i) labor costs, (ii) store rental costs as well as (iii) utilities and other store operating costs.

●	Depreciation and amortization expenses were RMB451.6 million (US$65.3 million), representing an increase of 33.7% from RMB337.8 million in the same quarter of 2025. The increase was mainly due to increases in (i) amortization of leasehold improvements for stores and (ii) depreciation expenses associated with additional equipment placed into service in stores following business expansion.

●	Delivery expenses were RMB1,307.9 million (US$189.2 million), representing an increase of 89.8% from RMB689.0 million in the same quarter of 2025. The significant increase was mainly driven by the rise in delivery volumes from the third-party platforms.

●	Sales and marketing expenses were RMB732.4 million (US$106.0 million), representing an increase of 47.5% from RMB496.4 million in the same quarter of 2025. The increase was mainly driven by increases in (i) advertising and other promotion expenses, (ii) commissions to third-party food delivery and live streaming platforms. Sales and marketing expenses as a percentage of total net revenues was 6.1%, compared to 5.6% in the same quarter of 2025.

●	General and administrative expenses were RMB850.8 million (US$123.1 million), representing an increase of 24.9% from RMB681.2 million in the same quarter of 2025. The increase was mainly driven by increases in (i) payroll costs for general and administrative staff, (ii) share-based compensation for management and employees, and (iii) research and development expenses. General and administrative expenses as a percentage of total net revenues was 7.1%, compared to 7.7% in the same quarter of 2025.

●	Store preopening and other expenses were RMB21.6 million (US$3.1 million), representing an increase of 49.9% from RMB14.4 million in the same quarter of 2025. The increase was mainly due to a higher number of stores in the pre-opening stage compared to the same quarter of 2025. Store preopening and other expenses as a percentage of total net revenues was 0.2%, compared to 0.2% in the same quarter of 2025.

●	Losses and expenses related to Fabricated Transactions and Restructuring were RMB0.5 million (US$0.08 million), compared to RMB3.3 million in the same period of 2025.

●	Store-level operating profit margin – self-operated stores was 13.6%, compared to 17.0% in the same quarter of 2025.

GAAP operating income was RMB715.9 million (US$103.6 million), compared to RMB735.2 million in the same quarter of 2025. GAAP operating margin was 6.0%, compared to 8.3% in the same quarter of 2025. Non-GAAP operating income was RMB898.0 million (US$129.9 million), representing an increase of 4.1% from RMB862.4 million in the same quarter of 2025. Non-GAAP operating margin was 7.5%, compared to 9.7% in the same quarter of 2025. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Income tax expenses were RMB265.7 million (US$38.4 million), compared to RMB249.5 million in the same quarter of 2025.

Net income was RMB506.1 million (US$73.2 million), compared to RMB523.6 million in the same quarter of 2025. Net margin was 4.2%, compared to 5.9% in the same quarter of 2025. Non-GAAP net income was RMB686.5 million (US$99.3 million), compared to RMB647.9 million in the same quarter of 2025. Non-GAAP net margin was 5.7%, compared to 7.3% in the same quarter of 2025.

Basic and diluted net income per ADS was RMB1.60 (US$0.24) and RMB1.60 (US$0.24), respectively, compared to RMB1.60 and RMB1.60 in the same quarter of 2025, respectively.

Non-GAAP basic and diluted net income per ADS was RMB2.16 (US$0.32) and RMB2.08 (US$0.32), respectively, compared to RMB2.00 and RMB2.00 in the same quarter of 2025, respectively.

Net cash provided by operating activities was RMB790.7 million (US$114.4 million), compared to RMB896.6 million in the same quarter of 2025.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB9,054.6 million (US$1,310.1 million) as of March 31, 2026, compared to RMB8,964.4 million as of December 31, 2025.

SHARE REPURCHASE PROGRAM

The board of directors of Luckin Coffee has authorized a share repurchase program under which, the Company may repurchase up to US$300 million of its Class A ordinary shares in the form of American depositary shares, subject to the relevant rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s insider trading policy.

The Company’s share repurchases, if any, under the share repurchase program may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. The Company expects to utilize its existing funds to fund repurchases made under this program.

The share repurchase program is effective upon and from the date on which a formal stock repurchase plan engagement agreement is signed with a qualified broker-dealer(s), and terminates over a twelve-month period depending upon market and economic conditions, and other factors including price, legal and regulatory requirements and capital availability. The share repurchase program does not obligate Luckin Coffee to acquire any particular number of American depositary shares, and the share repurchase program may be modified or suspended at any time at the management's discretion.

KEY OPERATING DATA

	For the three months ended or as of
	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2024	2024	2025	2025	2025	2025	2026
Total stores	21,343	22,340	24,097	26,206	29,214	31,048	33,596
Self-operated stores	13,936	14,591	15,598	16,968	18,882	20,234	21,807
Partnership stores	7,407	7,749	8,499	9,238	10,332	10,814	11,789
Same-store sales growth for self-operated stores	(12.3)%	(2.0)%	9.2%	13.8%	14.3%	1.3%	(0.1)%
Average monthly transacting customers (in thousands)	79,846	77,766	74,272	91,697	112,295	98,351	93,089

KEY DEFINITIONS

●	GMV (gross merchandise value) refers to the transaction amount from the sales of freshly brewed and non-freshly brewed items through self-operated stores and partnership stores.

●	Total net revenues include revenues from product sales and revenues from partnership stores.

●	Revenues from product sales mainly include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, e-commerce and revenue from delivery for self-operated stores.

●	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, and delivery fees derived from self-operated stores paid by the Company’s customers.

●	Revenues from partnership stores include net revenue from the sales of materials, equipment, delivery services, profit sharing and royalty fees, franchise and other services from partnership stores.

●	Same-store sales growth for self-operated stores. Defined as the year-over-year growth rate of total revenues from self-operated stores that are identified as qualifying on a monthly basis, meaning stores that were in operation at the beginning of the comparable month and remained open through the end of the current month. Same-store sales growth is calculated by dividing the sum of each current month’s revenue from qualified self-operated stores by the sum of each comparable month’s revenue from those same qualified self-operated stores. Beginning in the first quarter of 2026, we adjusted this definition to better reflect the sales growth of our self-operated stores. Comparative figures from previous periods presented have been adjusted to conform to the updated definition.

●	Store level operating profit – self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues.

●	Store-level operating margin – self-operated stores. Calculated by dividing store-level operating profit by total revenues from self-operated stores.

●	Total number of stores. The number of stores open at the ending of the period.

●	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.

●	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

●	Non-GAAP operating income/(loss). Calculated by operating income/(loss) excluding share-based compensation expenses.

●	Non-GAAP net income/(loss). Calculated by net income/(loss) excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items.

●	Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. Calculated by adjusting net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items.

●	Non-GAAP basic and diluted net income/(loss) per shares. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

●	Non-GAAP basic and diluted net income/(loss) per ADSs. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and income tax effects of GAAP to non-GAAP reconciling items.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB6.9116 to US$1.00, the exchange rate on March 27, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Wednesday, April 29, 2026, at 8:00 am Eastern Time (or Wednesday, April 29, 2026, at 8:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

USA/Canada Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	0496741

The replay will be accessible through May 6, 2026, by dialing the following numbers:

USA/Canada Toll Free:	+1-855-669-9658
International:	+1-412-317-0088
Access Code:	2640838

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima

ICR

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@lkcoffee.com

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2025	March 31, 2026 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,294,112	4,146,829	599,981
Restricted cash	5,362	5,985	866
Term deposit - current	3,328,423	2,323,698	336,203
Short-term investment, net	2,579,000	1,820,000	263,325
Accounts receivable, net	156,330	167,428	24,224
Receivables from online payment platforms	580,557	653,614	94,568
Inventories, net	2,966,506	3,912,670	566,102
Prepaid expenses and other current assets, net	2,520,657	2,590,089	374,745
Total current assets	14,430,947	15,620,313	2,260,014

Non-current assets:
Property and equipment, net	6,289,986	6,578,261	951,771
Restricted cash	57,459	58,088	8,404
Term deposit – non-current	700,000	700,000	101,279
Other non-current assets, net	968,836	938,792	135,828
Deferred tax assets, net	217,036	240,671	34,821
Operating lease, right-of-use assets	7,637,320	7,754,261	1,121,920
Total non-current assets	15,870,637	16,270,073	2,354,023
TOTAL ASSETS	30,301,584	31,890,386	4,614,037

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	1,103,767	1,369,847	198,195
Accrued expenses and other liabilities	4,148,323	4,664,155	674,830
Deferred revenues	156,290	172,684	24,985
Payable for equity litigants settlement	149,887	147,861	21,393
Operating lease liabilities	2,948,353	3,001,410	434,257
Total current liabilities	8,506,620	9,355,957	1,353,660

Non-current liabilities:
Deferred tax liabilities	339,797	390,920	56,560
Operating lease liabilities	4,315,808	4,351,165	629,545
Total non-current liabilities	4,655,605	4,742,085	686,105
Total liabilities	13,162,225	14,098,042	2,039,765

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,514,660	1,514,660	219,148

Shareholders’ equity:
Class A Ordinary shares	24	24	3
Class B Ordinary shares	2	2	0
Additional paid-in capital	17,278,391	17,460,485	2,526,258
Statutory reserves	453,625	453,625	65,632
Accumulated deficits	(2,438,985)	(1,932,841)	(279,652)
Accumulated other comprehensive income	331,642	296,389	42,883
Total Company’s ordinary shareholders’ equity	15,624,699	16,277,684	2,355,124
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	30,301,584	31,890,386	4,614,037

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net revenues:
Revenues from product sales	6,784,569	8,980,228	1,299,298
Revenues from partnership stores	2,080,842	3,015,254	436,260
Total net revenues	8,865,411	11,995,482	1,735,558

Cost of materials	(3,574,953)	(4,853,942)	(702,289)
Store rental and other operating costs	(2,329,127)	(3,060,887)	(442,862)
Depreciation and amortization expenses	(337,754)	(451,613)	(65,341)
Delivery expenses	(688,950)	(1,307,895)	(189,232)
Sales and marketing expenses	(496,436)	(732,385)	(105,965)
General and administrative expenses	(681,211)	(850,792)	(123,096)
Store preopening and other expenses	(14,398)	(21,579)	(3,122)
Impairment loss of long-lived assets	(4,026)	-	-
Losses and expenses related to Fabricated Transactions and Restructuring	(3,345)	(530)	(77)
Total operating expenses	(8,130,200)	(11,279,623)	(1,631,984)
Operating income	735,211	715,859	103,574

Interest and investment income	36,577	48,370	6,998
Interest and financing expenses	(125)	-	-
Foreign exchange loss, net	(4,414)	(11,335)	(1,640)
Other income, net	5,889	18,903	2,735
Net income before income taxes	773,138	771,797	111,667
Income tax expense	(249,548)	(265,653)	(38,436)
Net income	523,590	506,144	73,231
Net income attributable to the Company’s ordinary shareholders	523,590	506,144	73,231

Net income per share:
Basic	0.20	0.20	0.03
Diluted	0.20	0.20	0.03
Net income per ADS:
Basic*	1.60	1.60	0.24
Diluted*	1.60	1.60	0.24
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,564,658,460	2,589,698,423	2,589,698,423
Diluted	2,566,169,868	2,591,481,125	2,591,481,125

Net income	523,590	506,144	73,231
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	(12,657)	(35,253)	(5,101)
Total comprehensive income	510,933	470,891	68,130
Total comprehensive income attributable to ordinary shareholders	510,933	470,891	68,130

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net cash provided by operating activities	896,586	790,722	114,405
Net cash provided by/(used in) investing activities	(375,850)	1,074,977	155,532
Net cash used in financing activities	(333,600)	-	-
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(11,015)	(11,730)	(1,697)
Net increase in cash and cash equivalents and restricted cash	176,121	1,853,969	268,240
Cash and cash equivalents and restricted cash at beginning of period	4,406,685	2,356,933	341,011
Cash and cash equivalents and restricted cash at end of period	4,582,806	4,210,902	609,251

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	735,211	715,859	103,574
Adjusted for:
Share-based compensation expenses	127,180	182,094	26,346
Non-GAAP operating income	862,391	897,953	129,920

B. Non-GAAP net income
Net income	523,590	506,144	73,231
Adjusted for:
Share-based compensation expenses	127,180	182,094	26,346
Income tax effects of GAAP to non-GAAP reconciling items	(2,901)	(1,774)	(257)
Non-GAAP net income	647,869	686,464	99,320
Non-GAAP net income attributable to the Company’s ordinary shareholders	647,869	686,464	99,320

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,564,658,460	2,589,698,423	2,589,698,423
Diluted	2,566,169,868	2,591,481,125	2,591,481,125

Non-GAAP net income per share:
Basic	0.25	0.27	0.04
Diluted	0.25	0.26	0.04

Non-GAAP net income per ADS:
Basic*	2.00	2.16	0.32
Diluted*	2.00	2.08	0.32

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.